As filed with the Securities and Exchange Commission on May 16, 2007

Registration Statement No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FIRST FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**57-0866076**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip code)

First Financial Holdings, Inc. 2007 Equity Incentive Plan
(Full title of the plan)

Dorothy B. Wright	**John F. Breyer, Jr., Esquire**
Vice President, Investor Relations	**Breyer & Associates PC**
First Financial Holdings, Inc.	**8180 Greensboro Drive**
34 Broad Street	**Suite 785**
Charleston, South Carolina 29401	**McLean, Virginia 22102**
(843) 529-5931	**(703) 883-1100**

(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $.01 par value per share	900,000[(1)]	$33.765[(2)]	$30,388,500	$932.93

[(1)]   Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the First Financial Holdings, Inc. 2007 Equity Incentive Plan as a result of a stock split, stock dividend or similar adjustment of the outstanding common stock of the registrant.

[(2)]   Estimated in accordance with Rule 457(h), calculated on the basis of $33.765 per share, the average of the high and low share prices of First Financial Holdings, Inc. common stock on the Nasdaq Global Select Market on May 14, 2007.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document containing the information specified in Part I of Form S-8 will be sent or given to participants in the First Financial Holdings, Inc. 2007 Equity Incentive Plan, as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933. This document is not being filed with the Commission, but constitutes (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

<u>Item 3</u>. Incorporation of Documents by Reference

The following documents previously or concurrently filed by First Financial Holdings, Inc. (the "Registrant") with the Commission are hereby incorporated by reference in this Registration Statement:

(a) the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 000-17122) filed pursuant to the Securities Exchange Act of 1934;

(b) all other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the Annual Report on Form 10-K referred to in Item 3(a) above; and

(c) the description of the Registrant's common stock, par value $.01 per share, set forth in the Registrant's Proxy Statement/Prospectus dated December 11, 1987 and filed as part of the Registrant's Registration Statement on Form S-4 (File No. 33-18272), dated November 9, 1987.

All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement to be a part hereof from the date of the filing of such documents. Any statement contained in the documents incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

All information appearing in this Registration Statement is qualified in its entirety by the detailed information, including financial statements, appearing in the documents incorporated herein by reference.

<u>Item 4</u>. Description of Securities

Not Applicable

<u>Item 5</u>. Interests of Named Experts and Counsel

Not Applicable

<u>Item 6</u>. Indemnification of Directors and Officers

Article XV of the Registrant's Certificate of Incorporation requires indemnification of any person who is or was a director, officer or employee of the Registrant, or who serves or served at the Registrant's request as a director, officer, employee, agent, partner or trustee of another entity, for expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding. In order to qualify for indemnification, the person seeking indemnification must meet the minimum standard of behavior, as set forth in the Certificate of Incorporation.

Section 145 of the Delaware General Corporation Law provides for permissible and mandatory indemnification of directors, officers, employees and agents in certain circumstances. Section 145(a) provides a corporation with the power to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (other than a derivative action), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or

proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145(b) provides similarly with respect to derivatives actions; however, no indemnification shall be made if the person seeking indemnification has been adjudged to be liable to the corporation unless the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) and 145(b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Section 145(d) provides that any indemnification under Sections 145(a) and 145(b) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct. Section 145(j) provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 7. Exemption From Registration Claimed

Not Applicable

Item 8. Exhibits

The following exhibits are filed with or incorporated by reference into this Registration Statement on Form S-8:

Exhibit Number	Description of Document
4.1	Certificate of Incorporation of the Registrant[1]
4.2	Bylaws of the Registrant[2]
5	Opinion of Breyer & Associates PC
23.1	Consent of KPMG LLP
23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5)
24	Power of attorney (contained in the signature page of the Registration Statement)
99	First Financial Holdings, Inc. 2007 Equity Incentive Plan[3]

---

[1]   Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993 and the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

[2]   Incorporated by reference to the Registrant's Current Report on Form 8-K/A filed with the Commission on December 1, 2004.

[3]   Incorporated by reference to the Registrant's Definitive Annual Meeting Proxy Statement, filed with the Commission on December 14, 2006.

<u>Item 9</u>. Undertakings

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement; provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

2. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Charleston, State of South Carolina, on May 16, 2007.

FIRST FINANCIAL HOLDINGS, INC.

By: /s/ A. Thomas Hood
     A. Thomas Hood
     Chairman, President and Chief Executive Officer
     (Duly Authorized Representative)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints A. Thomas Hood his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below, and with full power of substitution any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

By:

/s/ A. Thomas Hood
A. Thomas Hood
Director (Principal Executive Officer)

Date: May 16, 2007

By:

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
(Principal Financial and Accounting Officer)

Date: May 16, 2007

By:

/s/ Paula Harper Bethea
Paula Harper Bethea
Director

Date: May 16, 2007

By:

/s/ Ronnie M. Givens
Ronnie M. Givens
Director

Date: May 16, 2007

By:

/s/ James L. Rowe
James L. Rowe
Director

Date: May 16, 2007

By:

/s/ James C. Murray
James C. Murray
Director

Date: May 16, 2007

By:

/s/ Paul G. Campbell, Jr.
Paul G. Campbell, Jr.
Director

Date: May 16, 2007

By:

/s/ Thomas J. Johnson
Thomas J. Johnson
Director

Date: May 16, 2007

By:

/s/ D. Kent Sharples
D. Kent Sharples
Director

Date: May 16, 2007

By:

/s/ Henry M. Swink
Henry M. Swink
Director

Date: May 16, 2007

FIRST FINANCIAL HOLDINGS, INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Certificate of Incorporation of the Registrant[(1)]
4.2	Bylaws of the Registrant[(2)]
5	Opinion of Breyer & Associates PC
23.1	Consent of KPMG LLP
23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5)
24	Power of attorney (contained in the signature page of the Registration Statement)
99	First Financial Holdings, Inc. 2007 Equity Incentive Plan[(3)]

[(1)]   Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993 and the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

[(2)]   Incorporated by reference to the Registrant's Current Report on Form 8-K/A filed with the Commission on December 1, 2004.

[(3)]   Incorporated by reference to the Registrant's Definitive Annual Meeting Proxy Statement, filed with the Commission on December 14, 2006.

Exhibit 5

Opinion of Breyer & Associates PC

[Letterhead of Breyer & Associates PC]

May 16, 2007

Board of Directors
First Financial Holdings, Inc.
34 Broad Street
Charleston, South Carolina 29401

Ladies and Gentlemen:

We have acted as special counsel to First Financial Holdings, Inc., a Delaware corporation (the "Corporation"), in connection with the preparation of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission ("Registration Statement") under the Securities Act of 1933, as amended, relating to shares of common stock, par value $.01 per share (the "Common Stock") of the Corporation which may be issued pursuant to the terms of the terms of the First Financial Holdings, Inc. 2007 Equity Incentive Plan (the "Plan"), as well as Common Stock which may be issued pursuant to the grant or exercise of stock options ("Options") or stock appreciation rights ("Rights") under the Plan, all as more fully described in the Registration Statement. The Registration Statement also registers an indeterminate number of additional shares which may be necessary to adjust the number of shares registered thereby for issuance as the result of a stock split, stock dividend or similar adjustment of the number of issued and outstanding shares of Common Stock. You have requested the opinion of this firm with respect to certain legal aspects of the proposed offering.

We have reviewed the Registration Statement, the Certificate of Incorporation and Bylaws of the Corporation, the Plan, a specimen stock certificate evidencing the Common Stock and such other documents and records as we have deemed necessary for purposes of this opinion. We are relying upon the originals, or copies certified or otherwise identified to our satisfaction, of the corporate records of the Corporation and such other instruments, certificates and representations of public officials, officers and representatives of the Corporation as we have deemed applicable or relevant as a basis for the opinions set forth below. In addition, we have assumed, without independent verification, the genuineness of all signatures and the authenticity of all documents furnished to us and the conformance in all respects of copies to originals. Furthermore, we have made such factual inquiries and reviewed such laws as we determined to be relevant for the purposes of this opinion.

For purposes of this opinion, we have also assumed that (i) the shares of Common Stock issuable pursuant to the Plan will continue to be validly authorized on the dates that any restrictions on the Common Stock lapse; (ii) the shares of Common Stock issuable pursuant to the exercise of Options or Rights will continue to be validly authorized on the dates the Common Stock is issued pursuant to the exercise of such Options or Rights, (iii) on the dates the Options or Rights are exercised, such Options or Rights will constitute valid, legal and binding obligations of the Corporation and will be enforceable as to the Corporation in accordance with their terms (subject to applicable bankruptcy, moratorium, insolvency, reorganization and other laws and legal principles affecting the enforceability of creditors' rights generally), (iv) no change occurs in applicable law or the pertinent facts, (v) the Options or Rights are exercised in accordance with the terms of the Plan and any separate agreement evidencing the grant of such Options or Rights pursuant to the Plan and the exercise price due therefor, if any, is paid in accordance with the terms thereof and (vi) the provisions of "blue sky" and other securities laws as may be applicable have been complied with to the extent required.

Based on the foregoing, and subject to the assumptions set forth herein, we are of the opinion as of the date hereof that the shares of Common Stock to be issued pursuant to the Plan, upon receipt by the Corporation of any consideration required thereby, as applicable, will be legally issued, fully paid and non-assessable shares of Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8.

Sincerely,

BREYER & ASSOCIATES PC

Exhibit 23.1

Consent of KPMG LLP

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
First Financial Holdings, Inc.:

We consent to the use of our reports dated December 14, 2006, with respect to the consolidated statements of financial condition of First Financial Holdings, Inc. as of September 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2006, management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, and the effectiveness of internal control over financial reporting as of September 30, 2006, incorporated herein by reference. Our reports refer to the fact that First Financial Holdings, Inc. adopted, effective October 1, 2005, the provisions of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment.*

Raleigh, North Carolina
May 16, 2007